ex99-8

BY-LAWS

Article 1 — Name

“MONTENERO ENERGIA S.R.L.” a limited liability company (the “Company”) is hereby incorporated.

Article 2 — Registered Office

2.1     The registered office of the Company is in Rome.

2.2

 The Company may establish secondary offices, branches, administrative, commercial, representative offices and agencies provided that they are established in Italy. In order to establish secondary offices, a resolution of the Quotaholders’ meeting voted by the majority indicated in Article 10.4 is necessary, while a Board of Directors’resolution will be necessary to (i) transfer the registered office and/or the secondary offices within the same Municipality, or (ii) establish offices, agencies, representative or sale offices which are not secondary offices.

Article 3 — Duration

Except as otherwise provided by law, the Company will exist until September 30, 2042.

Article 4 — Company’s Objects

4.1 The Company’s objects are:
a)     design, engineering, permitting, finance, site acquisition, construction, commissioning, operation, maintenance and decommissioning of an electric power plant at Montenero di Bisaccia, Molise Region, Italy, such plant having a nominal capacity of approximately 400 (four hundred) MW (hereinafter the “Project”);
b) procurement and purchase of industrial products, materials, supplies, services and equipment necessary or desirable for the purpose of performing activities related to power generation, including fuel procurement and management, waste disposal activities and appointment of contractors and advisers, in each case in connection with the Project;
c) production and sale of electrical energy in all its forms, in each case in connection with the Project; and
d) carrying out of activities relating to real estate including construction, sale and purchase, management and leasing of real estate, in each case in connection with the Project; in accordance with the laws in force in Italy from time to time.

4.2 In accordance with its corporate objects, the Company may carry out the purchase, holding and management of registered or non-registered rights relating to the share capital of other companies or businesses having a purpose which is analogous, similar or connected to its own purpose. It may also carry out the technical, administrative and financial coordination of affiliated companies (subsidiaries and associated companies forming part of the same group) through the provision of business management services, the preparation of statistical, accounting and technical data, and the preparation of data relating to any form of payment, or the giving of guarantees and financing. The Company may not carry out such activities for the public, in accordance with the decrees of the Ministry of the Treasury dated July 6, 1994 (published in the Official Gazette on July 22, 1994, no. 170), and any other activities of a financing or professional nature, which may be precluded by law without the appropriate licences or qualifications.

4.3 In accordance with its corporate objects, the Company may borrow, carry out any activity relating to mortgages or charges (including subrogation), both active and passive, give security interests of all kinds in any of its property or assets in support of the payment of its borrowings including without limitation establishing collateral deposits and assigning rights under insurance contracts and assigning any other contractual rights authorise registrations of property and entries in the property register and give guarantees (including sureties, endorsements and warrants to grant credit).

4.4 The following activities are prohibited:
i) activities that by their very nature or manner of exercise are reserved to banks or to financial intermediaries in general, and in any case any activity involving the collection of savings from the public or the solicitation of public savings;
ii) activities reserved to financial intermediaries according to Legislative Decrees no. 385/1993 and no. 58/1998 (as amended), and the other activities pursuant to special laws governing the relevant matter.

Article 5 — Corporate Capital

5.1 The Company’s corporate capital amounts to Euro 10,000.00 (ten thousand euro) divided into quotas in compliance with the law.

5.2 The corporate capital may be increased, including through contributions in kind, by the Quotaholders’ meeting resolutions.

Article 6 — Pledging of Quotas

Quotas and any rights deriving from or connected to quotas, such as option rights, beneficial interests, distribution rights or other similar rights (hereinafter the “Rights”) may be pledged or given as security, and may be burdened by liens, encumbrances, pre-emptive rights, third party rights or other restrictions subject to the laws in force in Italy from time to time.

Article 7 — Transfers of Quotas

Quotas and Rights are freely alienable and may be assigned, transmitted or transferred, directly and/or indirectly, in whole or in part, to third parties or Quotaholders, by any means whatsoever, subject to the laws in force in Italy from time to time.

Article 8 — Financing

8.1 The Company shall be entitled to obtain financing (subject to a liability for repayment of such financing) from its Quotaholders, within the limits and methods prescribed by law and these By-Laws.

8.2 Quotaholders may make capital contributions to the Company which do not result in the issuance of additional quotas and may do so in proportions different than the proportions of quotas then held by them.

Article 9 — Quotaholders’ Meetings

9.1 Meetings, properly called and validly constituted, and the resolutions thereof made in accordance with the law and these By-Laws bind all Quotaholders, including non-participating or dissenting Quotaholders. Meetings may be ordinary or extraordinary, in accordance with the law and these By-laws.

9.2 Meetings are called by the Board of Directors in order to vote on the matters reserved to the Quotaholders’ meeting, or when Quotaholders, together representing at least 20% of the corporate capital, request the Board of Directors to call a meeting. The request must indicate the matters on which the meeting shall vote.

9.3 An ordinary meeting must be called at least once a year, within 120 days from the fiscal year end, in order to approve the annual accounts. In the event of particular needs related to the Company’s structure and corporate purpose or in the event the Company is obliged to draft the consolidated financial statements, the meeting may be called within 180 days from such fiscal year end.

9.4 Ordinary and extraordinary meetings shall take place at the registered office, or elsewhere in any EU Member State, as notified to Quotaholders.

9.5 Notices of meeting are made by registered letter (with a courtesy copy by facsimile transmission and e-mail) sent to the Quotaholders at least eight days before the meeting. Such notices are to be sent to the address indicated in the Register of Quotaholders.

9.6 The notice of meeting must contain the date, location and time of meeting and a list of matters to be discussed, together with the necessary informative documentation.

9.7 The Quotaholders’ meeting is deemed to be legally and validly constituted even though a valid notice of the meeting has not been sent, if the Quotaholders together representing the whole corporate capital, and all the directors and auditors and accountants (if appointed) attend the, or have been informed of, the meeting and its agenda and none of them objects the discussion on the relevant matters. The directors, auditors or accountants (if any) who do not attend the meeting shall make a formal statement specifying that they have been informed and do not object the discussion on the matters contained in the agenda. The final resolutions shall be timely communicated by the Chairman of the Quotahoders’ meeting to the non-attending directors and auditors and/or accountants.

9.8 Quotaholders’ meetings may be also attended by videoconference or teleconference provided that the following conditions are met and certified in the relevant minutes:

a)	The Chairman and the Secretary of Quotaholders’ meeting (if appointed) attend the meeting in the same place and draft and sign the minutes. The meeting shall be considered as being held in such a place;

b)	The Chairman has the possibility to identify all the participants, control the carrying out of the meeting and ascertain and declare the voting results;

c)	The person who drafts the minutes is fully aware of all the events of the meeting;

d)	All the participants are able to discuss the matters contained in the agenda and simultaneously vote them, and review, receive and transmit documents; and

e)	In each place which is connected by videoconference or conference call an attendance sheet certifying all the persons attending the meeting in that place is prepared.

Article 10 — Voting and Matters for Quotaholder Meetings

10.1 All those who are registered in the Register of Quotaholders may participate in meetings.

10.2 Voting is granted proportionally to the stakes owned by each Quotaholder. Votes cast passes resolutions by a roll call conducted by the Chairman.

10.3 An ordinary meeting, properly constituted, may vote and may pass resolutions if Quotaholders, together representing in person or by proxy at least 75% (seventy-five per cent) of the corporate capital, vote in favour of the resolution.

10.4 An extraordinary meeting, properly constituted, may vote and may pass resolutions if Quotaholders, together representing in person or by proxy at least 75% (seventy-five per cent) of the corporate capital, vote in favour of the resolution.

10.5 In addition to the matters reserved to an ordinary Quotaholders’ meeting by law, an ordinary Quotaholders’ meeting shall also approve the following matters:
a)     incurring indebtedness other than unsecured loans from Quotaholders or their affiliates which (i) are repayable upon third party financing being provided for the Project or as provided in such third party financing for the Project and (ii) provide for interest to accrue and be capitalized quarterly; and
b) an investment in any other company.

Article 11 — Proxies

11.1 Quotaholders may be also represented by a non-Quotaholder by means of a written proxy which may be also granted to the members of the board of directors or auditors of both the Company and controlled companies. The proxy is valid for just one meeting.

11.2 The validity of proxies and their right to participate in meetings falls within the competence of Chairman of the Meeting.

Article 12 — Chairman of Quotaholders’ Meeting

12.1 Quotaholders’ meetings are chaired by a Chairman who shall be elected by the Quotaholders. The Chairman is assisted by a Secretary appointed by the meeting, who need not be chosen from amongst the Quotaholders.

12.2 Meeting resolutions must be certified by minutes signed by the Chairman and by the Secretary or, in those circumstances required by law, the minutes must be prepared by a notary.

Article 13 — Appointment of Directors

13.1 The Company is exclusively administered by a Board of Directors consisting of six members, appointed by an ordinary Quotaholders' meeting, who hold office for a maximum of three fiscal years, and who may be re-elected.

13.2 Directors may be non-Quotaholders.

Article 14 — Competence of Board of Directors

The Board of Directors shall be entrusted with the widest legally permissible powers for the ordinary and extraordinary management of the Company, with the entitlement to perform all actions they will deem necessary for the achievement of the corporate objects, with the exception of those which are exclusively vested in the Quotaholders’ meeting by Italian law or these By-Laws.

Article 15 — Duration of Office

15.1 Upon their election, the Quotaholders’ meeting determines the duration of office of the members of the Board of Directors, subject to Article 13.1.

15.2 Upon each appointment (or re-appointment) of the Board of Directors, the Board shall, unless appointed by the Quotaholders’ meeting, elect a Chairman from amongst its members at its next meeting. The Board of Directors at each meeting shall appoint a Secretary, who need not necessarily be a Director.

Article 16 — Loss of Office

16.1 Except as provided in Article 16.2, if any Director ceases to hold office for any reason including resignation, the remaining Directors shall elect a new Director.

16.2 If at any time the Board of Directors consists of only three or fewer Directors, the whole Board of Directors is considered to have ceased to hold office and a meeting of the Quotaholders to appoint a new Board of Directors shall be urgently called. In the meantime, the Board of Statutory Auditors shall be in charge of the day-to-day administration of the Company.

Article 17 — Place of Directors’ Meetings

17.1 Board of Directors' meetings may be held in the registered office or elsewhere in Italy or in a EU Member State.

17.2 Board of Directors meetings may also take place by videoconference or teleconference provided the following conditions are met:
a)     all participants can be identified with certainty;
b) all participants are able to participate in the discussions, and to view, receive and transmit documents by any technical means.

Article 18 — Calling Directors’ Meetings

18.1 Meetings of the Board of Directors are to be called by the Chairman of the Board of Directors or, in his incapacity or if there is then none in office, by the oldest Director, whenever the Chairman (or oldest Director, when relevant) considers a meeting necessary or when a special written request has been made to the Chairman (or oldest Director, when relevant) for a meeting by two members of the Board of Directors, indicating matters to be discussed.

18.2 The Board Meeting is called by written notice – which must specify the date, the location, the time of meeting and the agenda, together with the necessary informative documentation – to be sent by registered letter or recognized courier service (with a courtesy copy by facsimile transmission and e-mail) to the relevant address of each Director, the Secretary and the statutory auditors not less than seven clear days [i.e., not counting the day of the notice or the day of the meeting] prior to the date fixed for the meeting, or, where urgent not less than four clear days prior to the date fixed for the meeting.

18.3 The Board of Directors is validly constituted in the absence of a valid call to meet or a timely call to meet provided that all its members and all the statutory auditors attend.

Article 19 — Conduct of Directors’ Meetings

19.1 The Chairman of the Board of Directors (or in his absence, the oldest Director) shall preside over the meetings thereof.

19.2 The quorum for the transaction of business at any meeting of the Board shall be four Directors. A quorum shall include any Director present by adequate telephone or videoconference link as provided in Article 17.2. If a quorum is not present, those directors and statutory auditors present, if they so agree, may postpone the meeting for up to 48 hours without need to give formal notice except that written notice shall be sent by facsimile transmission and e-mail to each director and statutory auditor not present advising him of the date, hour and place the meeting is to be reconvened.

19.3 At any meeting of the Board each Director shall have one vote. Any Director present by adequate telephone or videoconference link as provided in Article 17.2 shall be entitled to vote.

19.4 All decisions of the Board taken at a Board meeting shall be taken by a majority of four votes in favor.

19.5 Board resolutions are certified by minutes signed by the Chairman of the Board and the Secretary. In the absence or incapacity of the Chairman, all Directors who participated in the relevant Meeting shall certify the minutes.

Article 20 — Power of Attorney

20.1 Each member of the Board of Directors may legally represent the Company in dealings with third parties within the limits of the powers granted to him pursuant to these By-Laws and by his signature may bind the Company only with respect to obligations determining liabilities between Euro 0 and Euro 10,000.00 (ten thousands Euro).

20.2 The Managing Director (Amministratore Delegato) and the Chairman of the Board of Directors severally have signature powers that may bind the Company only with respect to obligations determining liabilities between Euro 10,000.01 (ten thousands Euro and one cent) and Euro 50,000.00 (fifty thousands Euro).

20.3 The joint signature of the Managing Director (Amministratore Delegato) and the Chairman of the Board of Directors is needed for obligations determining liabilities between Euro 50,000.01 (fifty thousands Euro and one cent) and Euro 150,000.00 (one hundred and fifty thousands Euro).

20.4 A Resolution of the Board of Directors, that will bind the Company, is needed for obligations determining liabilities in excess of Euro 150,000.00 (one hundred and fifty thousands Euro).

20.5 The Board of Directors may also appoint managers and attorneys for single acts or categories of acts, establish their functions and specify and revoke their powers, subject to any limitations imposed by law.

Article 21 — Compensation

The members of the Board of Directors and the Secretary shall not be compensated for their services as such but shall be reimbursed against presentation of appropriate documentation for costs and expenses properly incurred by them in carrying out their duties.

Article 22 — Executive Committee and Managing Director

The Board of Directors may, within the limits provided by law and by these By-Laws, delegate its powers to an executive committee comprised of at least two members as well as to its Chairman (Presidente) and one of its member who shall be appointed the Managing Director (Amministratore Delegato), acting jointly, and may terminate any such delegation at any time.

Article 23 — Executive Committee Actions

23.1 The executive committee of the Board of Directors shall be called by one of its members in accordance with the equivalent terms set forth in Article 18 or as such committee may determine. Furthermore, any such committee shall be deemed properly constituted provided that all members of the committee are present.

23.2 Meetings of the executive committee may take place by videoconference or teleconference whenever requested by any voting member provided that all participants can be identified with certainty and all participants are able to participate in the discussions, and to view, receive and transmit documents by any technical means.

23.3 Any such committee resolves those matters reserved to it by a unanimous vote of all members of such committee.

23.4 If any member of the committee ceases to hold office for any reason including resignation, the entire committee is deemed to have resigned and the Board of Directors shall appoint a new committee.

Article 24 — Balance Sheet and Profits

24.1 The fiscal year of the Company shall end on 30th September each year.

24.2 Profits will be appropriated as follows: 5% to the legal reserve until it has reached one fifth of the corporate capital; the remaining amount to be appropriated as the Quotaholders’ meeting may resolve.

24.3 If a Quotaholder’s meeting votes for the distribution of profits, such profits shall be distributed among the Quotaholders in proportion to their respective quotas.

24.4 Dividends which are not claimed within five years from the day on which they became distributable shall become the Company’s property, in accordance with Article 2949 of the Civil Code.

Article 25 — Auditors

25.1 A Board of Statutory Auditors shall be appointed by the ordinary Quotaholders’ meeting, irrespective of whether required by Italian law. The ordinary Quotaholders’ meeting will:
a) appoint a Board of Auditors comprised of three statutory auditors with two alternate auditors; and
b) designate the Chairman of the Board of Auditors; and
c) determine the annual remuneration due to each statutory auditor.

25.2 . Auditing, if mandatory, may be held by an external accountant or an internationally recognized firm of independent certified accountants as decided by the Quotaholders at the time of the appointment;

25.3 The meetings of the Board of Auditors may be also attended by videoconference or teleconference provided that the following conditions are met:
a)     all the participants may be identified with certainty; and
b) all the participants are able to (i) intervene and discuss, and (ii) view, receive and transmit documents.

The meeting shall be considered as being held where the Chairman is.

Article 26 — Winding Up

Upon the winding up of the Company at any time and for any reason, an extraordinary meeting of the Quotaholders shall determine the method of winding up and shall appoint one or more liquidators and determine their powers and remuneration.

Article 27 — Applicable Law

All matters not specifically provided for in these Articles of Association and By-laws shall be governed by the provisions of the Italian Civil Code and any other applicable laws.